August 27, 2025

Chong Li
Chief Executive Officer
EvoNexus Group Ltd
Unit 56 of Factory A on 5th Floor Union Hing Yip Factory Building
No. 20 Hing Yip Street
Kwun Tong, Hong Kong

       Re: EvoNexus Group Ltd
           Draft Registration Statement on Form F-1
           Submitted August 20, 2025
           CIK No. 0002075036
Dear Chong Li:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submission(s) on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 5, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1
Prospectus Summary
Summary of Risk Factors, page 5

1.     We note your response to prior comment 3. Please expand your summary of risk
       factor disclosure to specifically discuss the risk that the Chinese government may intervene or influence your operations at any time. In addition, in your heading, please expressly refer to the risks of doing business in Hong Kong and disclose the risks that your corporate structure and being based in or having the majority of
the company   s
       operations in Hong Kong poses to investors.
 August 27, 2025
Page 2

Consolidated Financial Statements
Note 1. Organization and Principal Activities
(b) Restructuring, page F-17

2. We have considered your response to prior comment 17 and reissue the comment.
       Since the company was incorporated on May 6, 2025, subsequent to the balance sheet date of February 28, 2028, it is inappropriate to present consolidated financial statements before it was in existence. Note the difference between a retrospective application of a change in capital structure as compared to a pro forma presentation for a future event. As the formation of the company and transaction were future events, you are precluded from presenting consolidated financial statements
       until the balance sheet date is subsequent to the date of the formation of the company.
       Accordingly, please provide the financial statements of Mobclick Technology (HK)
       Limited in lieu of consolidated financial statements of EvoNexus Group
Ltd.
3. Please tell us your consideration of providing pro forma financial information reflecting the restructuring, prepared pursuant to the guidance in
       Article 11 of Regulation S-X.
        Please contact Joseph Cascarano at 202-551-3376 or Robert Littlepage at 202-551-
3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Jan Woo at 202-551-3453 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Ying Li, Esq.